






INVEST IN **BRAIDBABES**

Hair braiding startup making 70K/month ♡ Help us turn it into a $100M brand ♡

LEAD INVESTOR



Clark Dever VP of Technology Emerging Ventures, Quadrant Biosciences

I invested in braidbabes because they have built an incredible community around the brand. Their customers love talking about the experience and showing off their braids. I talk with hundreds of Founders based on my position in the Startup Community - I use braidbabes as my example when I describe product market fit. Combining that with their low cost-of-customer-acquisition (due to word-of-mouth) and the high life-time-value of a customer, the financial models look great at scale. Emmily and Tori are great Founders, they tackle every problem head-on. I've had the pleasure of mentoring them since very early in the company's history. I've been consistently impressed by how quickly they are able to learn new skills and use them to overcome the challenges that all businesses face. I'm most excited about getting watch them launch in new cities. They've spent the last year or two really refining their ability to launch new cities and scale. It's going to be an amazing journey as they grow from 3 cities to 50+ over the next few years.

Invested $2,000 this round & $2,000 previously

Learn about Lead Investors

Highlights

1 💰 $500K raised in 2021 from Launch NY, Buffalo Angels && local angels

Highlights

1 💰 $500K raised in 2021 from Launch NY, Buffalo Angels && local angels

2 📈 $1.5MM projected revenue in 2022 (not guaranteed)

3 💸 We 3Xed our revenue in 2021 && 2020

4 🚀 8k appts booked to date

5 🌎 Currently in Buffalo, NY & Nashville, TN; plan to launch 2 cities with this funding

6 💼 40 mobile braiders in the braidbabes family as of April 2022

7 ⏰ Finding natural virality on TikTok and celebrating 50K followers

Our Team



Emmily Bowman CEO && Founder

university at buffalo mathematics business && analytics



Tori Everett CXO && Co-founder

buffalo state design && photography creativity && leadership



Chelsea Vogel Head of Operations

we have teams of mobile braiders in buffalo && nashville ♡



braidbabes

♡ hair braiding startup making $70k / month
♡ help us turn it into a $100m brand

the problem



if you want your hair braided,
then what do you do?

♡ do you have a friend that can braid?

♡ do you ask them to come over?

♡ call a salon and hope they offer braids?

♡ hope they have an opening?

♡ hope there is parking?

♡ hope the braid they create is cute?

>the solution ➡ ♡ braidbabes ♡



♡ on demand



♡ on-location



♡ pinterest quality braids





♡braidbabe experience



♡shareable photos



♡viral growth

we were an instant hit!

when we launched in buffalo, ny in 2019 we were instantly booked up && sold out. every time we set up a braidbar to braid at a store or event, the waitlist would be full before we even finished setting up.

first we hired jess. BOOM! Her schedule was full.

then we hired tori. BOOM! Her schedule was full.

this trend has continued to even today where we are constantly hiring to meet this demand!!

meet our founder && ceo, emmily

full time research analyst



the braidbabe





emmily knew that she wanted to do something cool with her life but really was a bit lost on what it would be. then, back in 2018, she found this instagram influencer that was starting a 30-day braid challenge. by day 15 emmily's friends were lining up to get braids and by day 30 a local store hired her to braid at their grand opening. she instantly knew this could be a national business (she doesn't tend to think small). 2019 was the year of saying yes and we really built braidbabes based on what people asked for.

we're growing *organically && fast*.



traction

3.8x growth from 2020 to 2021

Forward looking projections cannot be guaranteed.

braidbabes has two organic growth scenarios that have lead to our revenue multiplying by almost 4x in 2021!

the first: our product is on our client's head. as they walk around they are stopped multiple times and asked about their cool braid... "braidbabes did it!"

the second: our product is one that our client's are excited to post on social media. at the end of every appointment, the braider takes beautiful photos and sends them instantly to the client. 9 times out of 10 the client posts them on instagram and tags us!

these factors together have driven down our customer acquisition cost to $35.

let's go national!



2025

expand to the top 50 metro areas

think bachelorette parties, tailgating, kid's birthdays, date nights, and charity events. we also partner with local businesses to offer braidbars at their brick & mortar locations.

♡ we add cute hair to every moment of a babe's life ♡









appointments ♡ parties ♡ bridal ♡ community events ♡ learning to braid

here's a video that walks you through the braidbabes experience.



our bootcamp grows our team, adds revenue & creates community.

we create braiders

01 braidbabes bootcamp
♡ 2 weeks, 100% virtual
♡ open to the public
♡ they pay to learn

02 onboarding training

♡ 2 weeks, 100% virtual

♡ top certified braiders



our multi-pronged, organic marketing strategy gives us an edge.

marketing strategy

braidbars at local businesses



tiktok (& ig, fb, pinterest)



influencers



we've got 26K followers on instagram, 55K followers on tiktok && our reviews also speak for themselves.

5 stars with over 500 reviews … **unheard of!**


K Kosmala
2 reviews · 2 photos
★★★★★ a month ago
Our experience with BraidBabes was nothing but exceptional. From the ease of booking the appointment to the beautiful braids Jess did for us. We booked the appointment for my daughter's small birthday celebration with her friends. The girls had such a great time and adored their braids!! Jess was awesome! She was so personable and sweet with all of us and even came fully prepared with her own salon station; stool, little area rug, and crate to set her supplies on. Would highly recommend her to anyone!!

Allison Weiler
1 review · 3 photos
★★★★★ a week ago NEW
The Braid Babes are AMAZING! I've had the pleasure of using this services multiple times and would highly recommend. Maeg and Anna have both braided for me and friends and are both incredible. They are extremely professional and fun; and have really impressive skills. I have and will continue to book the braid babes for any occasion. Weddings, parties, bachelorettes, they always come through and make everyone feel so special. I cannot recommend the Braid Babes enough!

Emma Dean
1 review
★★★★★ 2 months ago


Alex was my braid babe and I cannot say enough about my amazing **experience**. She was so fun and easy to talk to. I received so many compliments at my bridal shower! I would definitely recommend braid babes, especially Alex, she was amazing.
Tracy Burke
2 reviews · 1 photo
3 weeks ago NEW
First time ever getting braids! I love the flexibility of these girls! Definitely recommend getting braids by them!!
braidbabes
5.0 ★★★★★ 569 reviews

we have a custom app being released this year.


braidbabes app
location optimization ♡ braider/client communication ♡ on-demand services
appointment
tori everett
products & services
price
hair shimmers and a braid
$85
10 piece shimmer set
$0
travel time
$5
sub total
$85
tax
$5.95
add a tip
total
$90.95
reschedule
or
cancel
bookings
rachel robinson
kara danvers
appointment
2400 Halekoa Drive
PALOLO
WAIALAE - KAHALA
kara danvers

our plans for our funds:


when we raise . . .
$200K
$300K
$700K

launching scottsdale, az && launch custom bb app && launching austin, tx

become an ambassador

a.k.a braidbabes cheerleader

(maybe even our biggest fan)



braidbabes
help us finish this raise



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braidbabes
INVEST IN BRAIDBABES
Hair braiding startup making 70K/month ♡ Help us turn it into a $100M brand ♡
EARLY BIRD TERMS: $58,962 LEFT
$41,038
reserved of a $300,000 goal
INVESTMENT TERMS
$14M $10M valuation cap Future Equity
Early Bird Bonus: First $100K will invest in a SAFE with a $10M valuation cap and 15% discount.
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